[GRAPHIC OMITTED] Acergy

                        Acergy S.A. AGM and Board Changes

London, England - April 7, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the publication of materials for the 2009 Annual General Meeting (AGM) including the Notice of Meeting to be held on Friday May 22, 2009 at 2pm local time.

Mr. Mark Woolveridge, Mr. James Hurlock and Mr. George Doremus having seen the Company through its successful transition, and delivering on its strategy, are standing down at the AGM after serving sixteen, seven and five years, respectively, on the Board.

In addition to other items the Board will be seeking shareholder approval to elect six Directors to hold office until the next AGM. The following Directors are seeking re-election: Mr. Jean Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr.
J. Frithjof Skouveroe and Mr. Trond Westlie. In addition, Dr. Thorleif Enger is seeking election as a new Director. We are very pleased to have secured the candidacy of Dr. Enger, who brings with him a wealth of knowledge and experience in the oil and gas industry.

The Board will consider the proposal, at its meeting on April 9, 2009, that Sir Peter Mason be elected Chairman and Mr Tom Ehret be elected Deputy Chairman, both with effect from the closing of the AGM on May 22, 2009, subject to them being re-elected as Directors at this AGM.

The Nomination Committee has appointed search firms to assist in identifying two further Directors for election at an Extraordinary General Meeting.

The AGM materials are attached to this announcement and can be found on the Acergy website: www.acergy-group/public/2009AGM

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.